FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant’s Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report dated January 26, 2005

Teléfonos de México, S.A. de C.V.

We have prepared this report to provide our investors with disclosure and financial information regarding recent developments in our business and results of operation for the nine months ended September 30, 2004.

The information in this report updates information contained in our annual report on Form 20-F for the year ended December 31, 2003 (File No. 1-10749), filed with the Securities and Exchange Commission on June 28, 2004.

PRESENTATION OF FINANCIAL INFORMATION

The financial information appearing in this report is derived from our unaudited condensed consolidated interim financial statements as of September 30, 2004 and 2003 and for the nine months ended September 30, 2004 and 2003. Our financial statements are prepared in accordance with generally accepted accounting principles in Mexico, or Mexican GAAP, which differ, in certain respects, from U.S. GAAP. Mexican GAAP require restatement of all financial statements to constant Mexican pesos as of the date of the most recent balance sheet presented. Our unaudited condensed consolidated interim financial statements and the financial information presented in this report are, accordingly, stated in constant pesos with purchasing power as of September 30, 2004.

Our Form 20-F contains audited consolidated financial statements as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001, stated in constant pesos with purchasing power as of December 31, 2003. As a result of Mexican inflation during the first nine months of 2004, the purchasing power of one peso as of December 31, 2003, is equivalent to the purchasing power of 1.033 pesos as of September 30, 2004. Therefore, our unaudited condensed consolidated interim financial statements and the financial information appearing in this report are not directly comparable to our financial statements and the financial information contained in our Form 20-F because they are stated in constant pesos as of different dates.

References in this report to “U.S. dollars” or “U.S.$” are to the lawful currency of the United States. References herein to “pesos,” “P.” or “Ps.” are to the lawful currency of Mexico. References herein to “reais” or “R$” are to the lawful currency of Brazil.

This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see “Item 3—Key Information—Risk Factors” in our 2003 Form 20-F.

RECENT DEVELOPMENTS

Results of Operations for the Nine-Month Periods Ended September 30, 2004 and 2003

The following discussion should be read in conjunction with our 2003 Financial Statements, our Restated 2003 Financial Statements, our unaudited condensed consolidated interim financial statements and “Item 5—Operating and Financial Review and Prospects” in our 2003 Form 20-F. Our financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 18 to our audited consolidated financial statements.

Effect of Recent Acquisitions

In 2004, we acquired Techtel-LMDS Comunicaciones Interactivas, S.A., Chilesat Corp S.A., Metrored S. de R.L., a majority of the voting stock of Embratel Participações S.A. and substantially all of the assets of AT&T Latin America Corp. The consolidation of these companies affects the comparability of our recent results and will continue to affect comparability in 2005, particularly since most of our 2004 acquisitions were not consolidated until the third quarter of 2004.

Our consolidated financial statements reflect the consolidation of these companies as follows:

•	Telmex Argentina, Telmex Brazil, Telmex Chile, Telmex Colombia and Telmex Peru (holding the assets of AT&T Latin America in each respective country) (from March 1, 2004),

•	Techtel (from May 1, 2004),

•	Metrored (from July 1, 2004),

•	Chilesat (from July 1, 2004), and

•	Embratel (from August 1, 2004).

The revenues of these companies that are included in our unaudited consolidated financial statements together accounted for 6.6% of our operating revenues for the first nine months of 2004.

Summary of Operating and Net Income

In the table below, we set forth our operating revenues, operating costs and expenses (each expressed as a percentage of total operating revenues) and operating income as well as our comprehensive financing cost, provisions and net income for the first nine months of 2004 and 2003.

	Nine months ended September 30,
	2004			2003
	(millions of constant pesos as of September 30, 2004)		(percentage of operating revenues)	(millions of constant pesos as of September 30, 2004)		(percentage of operating revenues)
Operating revenues
Local service	Ps.	42,104	43.7%	Ps.	41,898	46.8%
Domestic long distance service		15,671	16.3		14,063	15.7
International long distance service		7,021	7.3		6,428	7.2
Interconnection service		14,000	14.5		13,634	15.2
Corporate networks		6,805	7.1		4,728	5.3
Internet services		6,511	6.8		5,161	5.8
Other		4,175	4.3		3,661	4.0

Total operating revenues		96,287	100.0		89,573	100.0

Operating costs and expenses:
Cost of sales and services		21,261	22.0		20,655	23.1
Commercial, administrative and general		15,217	15.8		13,449	15.0
Interconnection and transport		12,434	12.9		9,655	10.8
Depreciation and amortization		16,620	17.3		15,725	17.6

Total operating costs and expenses		65,532	68.0		59,484	66.5

Operating income		30,755	32.0%		30,089	33.6%

Comprehensive financing cost:
Interest income		(1,710)			(2,708)
Interest expense		4,435			4,628
Exchange loss, net		429			2,235
Monetary gain, net		(1,477)			(1,115)

		1,677			3,040

Income before income tax and employee profit sharing		29,078			27,049

Provisions for:
Income tax		10,225			7,610
Employee profit sharing		1,984			1,864

		12,209			9,474

Income before equity in results of affiliates		16,869			17,575
Equity in results of affiliates		(75)			(144)
Minority interest		(23)			—

Net Income	Ps.	16,771		Ps.	17,431

Local Service Revenues

Revenues from local service in the first nine months of 2004 increased by 0.5% compared to the same period in 2003. The increase was primarily due to the consolidation in August 2004 of the local service revenue of Embratel. Without the local service revenue of Embratel, revenue from local service would have decreased by 0.5%. Despite growth in local traffic of 1.3% for our Mexican operations, revenue fell because of lower real rates, partially offset by growth in digital services (such as caller ID, call waiting, three-way calling, call forwarding and voicemail).

Domestic Long Distance Revenues

Revenues from domestic long distance in the first nine months of 2004 increased by 11.4% compared to the same period of 2003. The increase was primarily due to the consolidation of long distance revenues amounting to Ps.2,916 million from Embratel and other subsidiaries outside Mexico. With respect to our Mexican operations, although billed minutes increased by 7.7%, in 2004 domestic long distance revenues declined by 9.3% due to lower real rates and customer discounts. In the past, our revenue from domestic long distance included revenues from corporate networks, which we called “connectivity,” and Internet services. These services now appear as separate line items in our income statement and are discussed below.

International Long Distance Revenues

Revenues from international long distance in the first nine months of 2004 increased by 9.2% compared to the same period in 2003. The increase was due to the consolidation of the international long distance revenues amounting to Ps.645 million from Embratel and other subsidiaries outside Mexico. Without such revenue, there would have been a decrease in revenue of 0.8% due to the reduction of real rates and customer discounts, partially offset by an increase in revenue from international settlements due to a reduction in international settlement rates in 2004.

Revenues from Interconnection

Interconnection revenues represent the income earned in Mexico from the “calling party pays” service, as well as income earned from connecting local, long distance and cellular operators to our networks both in Mexico and outside Mexico. Revenues from interconnection in the first nine months of 2004 increased by 2.7% compared to the same period in 2003. The increase was due in part to the inclusion of revenue from non-Mexican operations, in particular Embratel, without which the growth would have been 1.4%. With respect to our Mexican operations, revenues from “calling party pays” decreased in the first nine months of 2004, but this decrease was more than offset by growth in revenue from interconnection of local, long distance and cellular operators.

Revenues from Corporate Networks

Revenues from corporate networks for the first nine months of 2004 rose 43.9% compared to the same period in 2003. The increase was due to the consolidation of corporate network revenue from our non-Mexican operations, in particular Embratel and companies holding the assets formerly held by AT&T Latin America. Revenue from corporate networks for our Mexican operations increased by only 2.3% even though line equivalents increased by 37.2%. We believe this is attributable to customer discounts and the impact of inflation on our rates.

Internet Services Revenues

Revenues from Internet services for the first nine months of 2004 increased by 26.2% compared to the same period in 2003. This was principally due to an increase in the number of broadband (ADSL) customers in Mexico, which grew by 200.7%, from 151 million in September 2003 to 456 million in September 2004.

Other Revenue

Other revenues in the first nine months of 2004 increased by 14.0% compared to the same period in 2003. The increase was due to growth in both Mexican and non-Mexican other revenues and the effect of the consolidation of Embratel. The growth in revenue from telecommunications materials and yellow pages advertising in Mexico was 6.9%.

Costs of Sales and Services

Costs of sales and services increased by 2.9% in the first nine months of 2004 compared to the same period in 2003 due to the consolidation of our non-Mexican operations. During this period, costs of sales and services decreased by 0.8% for our Mexican operations, due to lower expenses for pensions and lower costs for telephone sets and computers.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 13.1% in the first nine months of 2004 compared to the same period in 2003 due to the inclusion of expenses from our non-Mexican operations. For our Mexican operations, these expenses remained the same compared to the same period in 2003.

Interconnection and Transport

Costs from interconnection include payments we make in Mexico, principally to cellular carriers under “calling party pays,” and costs from transport include fees paid by our non-Mexican subsidiaries for the use of facilities to complete their calls in areas where they do not have a network. Total interconnection and transport costs increased by 28.8% due primarily to the inclusion of our non-Mexican operations. Interconnection costs for our Mexican operations increased by only 0.8%, which was due to the growth in traffic from the networks of other operators.

Depreciation and Amortization

Depreciation and amortization increased by 5.7% in the first nine months of 2004 due to the inclusion of our non-Mexican operations, principally Embratel. For our Mexican operations, depreciation decreased by 2.2% due to lower depreciable assets, reflecting declining equipment prices.

Comprehensive Financing Cost

For the first nine months of 2004, comprehensive financing cost was Ps.1,677 million compared to Ps.3,040 million for the same period in 2003. The changes in each component were as follows:

•	Interest income decreased by 36.9% because we recognized Ps.1,846 million less in gains from marketable securities compared to the same period in 2003, when we had recognized gains on securities of MCI.

•	Interest expense decreased by 4.2% due principally to lower costs related to swaps contracts compared to the prior period, which more than offset an increase in interest expense related to the debt of Embratel and the financing premium paid in connection with the repurchase of our convertible bonds in 2004.

•	Net exchange loss declined by 80.8% due to lower depreciation of the peso against the dollar, which was 1.6 % in the first nine months of 2004 compared to 6.0% in the same period in 2003.

•	The net gain in monetary position in the first nine months of 2004 increased by 32.5% as compared with the same period in 2003 due to a larger net monetary liability position and higher inflation in the 2004 period.

Income Tax and Employee Profit Sharing

The combined rate of provisions for income tax and employee profit-sharing in the first nine months of 2004 was 42.0% compared to 35.0% for the same period in 2003 when we made extraordinary tax-deductible payments to our pension plan.

Capital Expenditures

Our capital expenditures were Ps.14,201 million in the first nine months of 2004, and we anticipate that our total capital expenditures for 2004 will be approximately U.S.$1.5 billion, which is lower than the budgeted U.S.$1.7 billion. For 2005, we anticipate that our capital expenditures will be approximately U.S.$2.0 billion, including our non-Mexican operations. Our budgeted amount excludes any other investments we may make in other companies.

Indebtedness

At September 30, 2004, we had total indebtedness of U.S.$7,751 million, representing an increase of 26.8% compared to December 31, 2003. This increase is due to the borrowing of U.S.$1,900 million under a U.S.$2,425 million syndicated bank loan that we obtained in July 2004. The loan has two tranches. One tranche bears interest at LIBOR plus 0.45% and matures in 2007, and the other tranche bears interest at LIBOR plus 0.525% and matures in 2009. We borrowed the remaining U.S.$525 million under the loan in October 2004.

Share Purchase Program

We have continued our share purchase program. In 2003, we purchased 668.3 million L shares for an aggregate consideration of Ps.11,197 million (historical) and 3.9 million A shares for Ps.66 million (historical). In 2004, we purchased 707.8 million L shares for an aggregate consideration of Ps.13,482 million (historical) and 1.7 million A shares for Ps.32 million (historical).

Our Rates in Mexico

In October 2004, we announced that we would not increase rates for any of our services in Mexico during 2005. Cofetel reduced the interconnection fee for “calling party pays” by 10% for 2005, to 2.25 pesos per minute from 2.50 pesos per minute in 2004. This fee will be further reduced by 10% in each of 2006 and 2007.

Recent Acquisitions Outside Mexico

Acquisition of and Investments in Embratel

In July 2004, we completed our purchase from MCI, Inc. of 51.8% of the voting stock (ordinary shares) and approximately 19.3% of the total capital stock of Embratel Participações S.A., or Embratel. Pursuant to the purchase agreement, entered into which MCI on March 15, 2004, and subsequently amended, we paid an aggregate cash purchase price of U.S.$400 million for MCI’s interest.

On December 13, 2004, we completed a mandatory tender offer for Embratel’s outstanding voting stock in which we increased our ownership of Embratel’s voting stock to 90.3% and total capital stock to 33.6% for a cash purchase price of approximately U.S.$271.6 million.

In December 2004, Embratel’s board of directors approved the general terms of an increase of approximately U.S.$700 million of Embratel’s capital stock. Subject to market conditions, we expect to exercise our preemptive rights to subscribe fully for all of the Embratel shares to which we are entitled under Brazilian law, in an amount that would range from U.S.$210 million to as much as U.S.$700 million, depending on whether other investors subscribe. We are not obligated to purchase any shares, and we may determine not to do so.

Embratel is one of Brazil’s largest telecommunications services providers, operating in domestic and international long distance, data communications and local services. In 2003, Embratel reported net operating revenues of R$7,043 million (approximately U.S.$2,605 million) and net income of R$224 million (approximately U.S.$83 million). In the first nine months of 2004, Embratel reported net operating revenues of R$5,474 million (approximately U.S.$2,024 million) and a net loss of R$126 million (approximately U.S.$47 million). Of Embratel’s total revenues in 2003, approximately 60% were derived from corporate customers and the remainder from residential customers.

At September 30, 2004, we have recognized goodwill of Ps.3,919 million and provisions of Ps.7,582 million for possible contingencies, arising from our acquisitions during 2004, principally Embratel. Goodwill is subject to adjustment as we complete our analysis of the fair value of acquired assets and liabilities, and these adjustments will not affect our results of operations. Embratel has reported substantial loss contingencies that it does not consider probable and for which it has accordingly not established reserves, including tax contingencies equivalent to Ps.5,096 million at September 30, 2004.

Net Serviços de Comunicação

We have agreed with Globo Comunicações e Participações S.A., Distel Holding S.A., and Roma Participações Ltda. (together, “Globo”) to acquire an equity interest in Net Serviços de Comunicação S.A., or Net, which is the largest cable television operator in Brazil. We cannot yet be certain whether or when any transactions involving Net will be completed. Information concerning Net is available from its public reports to the CVM in Brazil and to the SEC in the United States. According to its public disclosures, Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

We and Globo have agreed that, subject to the closing of Net’s debt restructuring on specified terms and the satisfaction of other conditions, we will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. (“GB”), a special-purpose company that will own 51% of the voting shares of Net and (b) purchase additional voting shares or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in late February 2005. Globo will own 51% of the voting interests in GB. Net will also conduct a capital increase, which under the procedures contemplated by Brazilian corporate law will first be offered to the current shareholders, and if not fully subscribed by such shareholders, will conclude with an auction-style offering of the unsubscribed new shares on the São Paulo Stock Exchange. We have agreed that in that auction we will place an offer at a specified price to subscribe for non-voting preferred shares of Net. The capital increase is currently expected to close in June 2005.

The total cost of these transactions, and our equity interest in Net when they have been completed, will depend on how many shares of Net we actually purchase in the auction. The total cost will be between U.S.$250 million and U.S.$370 million. Our total direct and indirect equity interest will be between 30% and 60% (calculated by multiplying the shares of Net held by GB by our percentage equity interest in GB, and adding the shares we will own directly in Net). We currently expect that our cost and equity interest will fall at the high end of these ranges.

Under current Brazilian law governing cable operators, because Telmex is not controlled by Brazilian persons we are not permitted to control Net. Globo will own a majority of the voting interests in GB, which will own a majority of the voting shares of Net. We have agreed that if Brazilian law changes to allow Telmex to own a controlling interest in Net, Telmex has the right to purchase from Globo an additional interest in GB to give Telmex control of 51% of the voting shares of Net, and Globo has the right to sell such interest to Telmex.

If the transactions described above do not close, Globo also has the right to sell to Telmex directly or indirectly a combination of voting and non-voting shares of Net, equal to approximately 34% of the outstanding shares of Net.

We are evaluating whether, assuming that we complete the Net acquisition, we should sell our interest in Net to Embratel. We believe there might be advantages to this, because of the complementarity and possible synergies between the businesses of Net and Embratel. These advantages could be pursued by other means, such as contractual arrangements, but an acquisition may be preferable for a variety of reasons, including transparency. Such a transaction would present a number of important issues, including the price Embratel would pay and the procedures to be followed to negotiate and approve the transaction while protecting the interests of Embratel’s other shareholders. As a result, there can be no assurance as to whether any such transaction will occur or, if it does occur, on what terms or on what timetable.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of Constant Pesos as of September 30, 2004, except earnings per share data)

	Nine-month periods ended September 30,
	2004		2003		Millions of U.S. dollars, except for earnings per share 2004
Operating revenues:
Voice:
Local service	P.	42,103,884	P.	41,898,170	$3,690
Domestic long distance service		15,670,859		14,062,862	1,373
International long distance service		7,021,061		6,427,646	615
Interconnection service		13,999,849		13,634,158	1,227
Data:
Corporate networks		6,805,487		4,728,420	596
Internet		6,511,289		5,160,771	571
Other		4,175,003		3,660,770	366

		96,287,432		89,572,797	8,438

Operating costs and expenses:
Cost of sales and services		21,260,544		20,654,824	1,863
Commercial, administrative and general		15,217,210		13,449,108	1,334
Transport and interconnection		12,433,806		9,654,689	1,090
Depreciation and amortization (includes P. 15,196,726 in 2004 and P. 14,845,703 in 2003, not included in cost of sales and services)		16,620,054		15,724,814	1,456

		65,531,614		59,483,435	5,743

Operating income		30,755,818		30,089,362	2,695

Comprehensive financing cost:
Interest income		(1,711,139)		(2,708,002)	(150)
Interest expense		4,435,768		4,628,048	389
Exchange loss, net		428,790		2,235,214	37
Monetary gain, net		(1,476,553)		(1,115,266)	(129)

		1,676,866		3,039,994	147

Income before income tax and employee profit sharing		29,078,952		27,049,368	2,548

Provisions for:
Income tax (Note 12)		10,225,032		7,609,477	896
Employee profit sharing		1,984,312		1,864,460	174

		12,209,344		9,473,937	1,070

Income before equity in results of affiliates and minority interest		16,869,608		17,575,431	1,478

Equity in results of affiliates		(74,980)		(144,476)	(6)

Income before minority interest		16,794,628		17,430,955	1,472

Minority interest in income of subsidiaries		(23,280)			(2)

Net income	P.	16,771,348	P.	17,430,955	$1,470

Weighted average common shares outstanding (in millions) (Note 11):
Basic		11,980		12,538	11,980

Diluted		12,307		13,190	12,307

Net income per share:
Basic	P.	1.400	P.	1.390	$0.123

Diluted	P.	1.396	P.	1.355	$0.122

Cash dividends paid per share (nominal amounts)	P.	0.495	P.	0.450	$0.043

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Constant Pesos as of September 30, 2004)

	September 30, 2004 Unaudited		December 31, 2003 (Note 1)		Millions of U.S. dollars September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	P.	19,324,323	P.	10,529,605	$1,694
Marketable and available for sale securities (Note 2)		5,701,764		7,602,057	500
Accounts receivable, net (Note 3)		32,886,812		20,195,438	2,882
Inventories for sale		1,119,977		928,831	98
Prepaid expenses		3,650,953		1,696,481	320

Total current assets		62,683,829		40,952,412	5,494

Plant, property and equipment, net (Note 4)		146,917,760		125,117,446	12,876

Inventories, primarily for operation of the telephone plant		2,140,350		1,278,395	187

Net projected asset		24,745,958		23,084,295	2,169

Deferred taxes (Note 12)		4,490,226			393

Goodwill, net (Note 5)		3,919,044		84,576	343

Other assets		2,682,493		1,467,895	235

Total assets	P.	247,579,660	P.	191,985,019	$21,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (Note 6)	P.	11,267,167	P.	20,940,777	$987
Accounts payable		19,017,541		9,736,503	1,667
Accrued liabilities		6,322,967		5,196,394	554
Other provisions (Note 9)		7,582,891			664
Taxes payable		5,832,273		1,302,139	511
Deferred credits		3,143,819		1,314,035	276

Total current liabilities		53,166,658		38,489,848	4,659

Long-term debt (Note 6)		77,172,968		50,038,103	6,763
Pensions and seniority premiums		1,552,877			136
Deferred taxes (Note 12)		20,671,279		21,139,411	1,812

Total liabilities		152,563,782		109,667,362	13,370

Stockholders’ equity (Note 11):
Capital stock		27,653,749		28,618,488	2,424
Premium on sale of shares		18,423,918		11,793,564	1,615
Retained earnings:
Unappropriated earnings of prior years		88,139,602		81,678,523	7,724
Net income		16,771,348		23,201,830	1,470

		104,910,950		104,880,353	9,194

Accumulated other comprehensive income items		(64,547,733)		(62,974,748)	(5,657)

Total majority stockholders’ equity		86,440,884		82,317,657	7,576
Minority interest		8,574,994			751

Total stockholders’ equity		95,015,878		82,317,657	8,327

Total liabilities and stockholders’ equity	P.	247,579,660	P.	191,985,019	$21,697

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Amounts in thousands of Constant Pesos as of September 30, 2004)

	Nine-month periods ended September 30,
	2004	2003	Millions of U.S. dollars 2004
Operating activities:
Net income	P.16,771,348	P.17,430,955	$1,470
Add (deduct) items not requiring the use of resources:
Depreciation and amortization	16,620,054	15,724,814	1,456
Deferred taxes	(481,066)	(361,420)	(42)
Equity in results of affiliates	74,980	144,476	6
Minority interest	23,280		2
Marketable securities	6,796,991	(5,552,434)	596
Changes in operating assets and liabilities	1,358,489	(10,177,789)	119

Resources provided by operating activities	41,164,076	17,208,602	3,607

Financing activities:
New loans	32,212,917	22,216,573	2,823
Repayment of loans	(28,608,075)	(32,364,876)	(2,507)
Effect of exchange rate differences and inflation on debt	(2,136,103)	1,637,423	(187)
Decrease in capital stock and retained earnings due to purchase of Company’s own shares	(10,927,713)	(8,450,349)	(958)
Increase in capital stock and retained earnings due to stock convertible senior debentures	6,640,231		582
Increase in capital stock and retained earnings due to stock options exercised	29,744	23,473	3
Cash dividends paid	(6,023,454)	(5,932,802)	(528)

Resources used in financing activities	(8,812,453)	(22,870,558)	(772)

Investing activities:
Investment in plant, property and equipment	(10,870,538)	(4,176,906)	(953)
Investment in inventories	(665,536)	(244,251)	(58)
Investment in subsidiaries	(9,265,008)		(812)
Initial cash from companies acquired	4,238,661		372
Investment in available for sale securities	(6,942,634)		(608)
Other long-term investments	(51,850)	(1,121)	(5)

Resources used in investing activities	(23,556,905)	(4,422,278)	(2,064)

Net increase (decrease) in cash and cash equivalents	8,794,718	(10,084,234)	771
Cash and cash equivalents at beginning of period	10,529,605	13,709,585	923

Cash and cash equivalents at end of period	P.19,324,323	P. 3,625,351	$1,694

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Amounts in thousands of Constant Pesos as of September 30, 2004)

	Capital stock	Premium on sale of shares	Retained earnings					Accumulated other comprehensive income items	Total majority stockholders’ equity	Minority interest	Comprehensive income	Total stock- holders’ equity
			Legal reserve	Unappropriated		Total
Balance at January 1, 2004	P.28,618,488	P.11,793,564	P.17,187,652	P.	87,692,701	P.	104,880,353	P.(62,974,748)	P.82,317,657			P.82,317,657
Appropriation of earnings approved at stockholders’
Meeting held in April, 2004:
Cash dividends paid					(6,023,454)		(6,023,454)		(6,023,454)			(6,023,454)
Increase in legal reserve			114,171		(114,171)
Cash purchase of Company’s own shares	(974,678)				(9,953,035)		(9,953,035)		(10,927,713)			(10,927,713)
Stock convertible senior debentures	9,877	6,630,354							6,640,231			6,640,231
Stock options exercised by Company’s employees	62				29,682		29,682		29,744			29,744
Excess of purchase price over carrying value of entities acquired from companies under common control					(793,944)		(793,944)		(793,944)			(793,944)
Minority interest										8,551,714		8,551,714
Comprehensive income:
Net income of the period					16,771,348		16,771,348		16,771,348	23,280	P.16,794,628	16,794,628
Other comprehensive income items:
Effect of available for sale securities								(2,045,936)	(2,045,936)		(2,045,936)	(2,045,936)
Surplus from holding nonmonetary assets, net of deferred taxes								472,951	472,951		472,951	472,951

Comprehensive Income											P.15,221,643

Balance at September 30, 2004 (Note 11)	P.27,653,749	P.18,423,918	P.17,301,823		P.87,609,127		P.104,910,950	P.(64,547,733)	P.86,440,884	P.8,574,994		P.95,015,878

See accompanying notes.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Constant Pesos as of September 30, 2004)

1. Significant Accounting Policies

a) Basis of presentation:

The accompanying unaudited condensed consolidated financial statements are presented on the same basis of accounting as described in the audited financial statements of Teléfonos de México, S.A. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) as of December 31, 2003, and for each of the three years in the period ended December 31, 2003 (the audited financial statements), and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of financial information have been included.

The condensed consolidated balance sheet as of December 31, 2003, has been derived from the financial statements at that date, but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

b) Consolidation:

The consolidated financial statements include the accounts of Teléfonos de México, S.A. de C.V. and its subsidiaries, all of which are wholly owned, except for Embratel, Chilesat and Techtel, in which the Company holds voting interests of 51.8%, 99.3% and 80%, respectively (see Note 5). At September 30, 2004, the related minority interest recognized in stockholders’ equity is P. 8,574,994. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

All significant intercompany accounts and transactions have been eliminated in consolidation.

c) Recognition of the effects of inflation on financial information:

The unaudited condensed consolidated financial statements were prepared in accordance with Bulletin B-10 (“Accounting Recognition of the Effects of Inflation on Financial Information”) issued by the Mexican Institute of Public Accountants (MIPA), as described in the audited annual consolidated financial statements; consequently, all financial statements presented herewith were restated to constant pesos as of September 30, 2004. The September 30, 2004, restatement factor applied to the financial statements at December 31, 2003, and September 30, 2003, was 1.0335 and 1.0505, which represent the rate of inflation from December 31, 2003, and September 30, 2003, up to September 30, 2004, respectively, based on the Mexican National Consumer Price Index published by Banco de México (the Central Bank).

The condensed consolidated balance sheet as of December 31, 2003, has been derived from the audited financial statements at that date, which were initially presented in constant pesos as of December 31, 2003. The December 31, 2003, financial statements included in this report are presented in constant pesos as of September 30, 2004, because they are included with the unaudited condensed consolidated financial statements as of September 30, 2004, expressed in constant pesos as of September 30, 2004.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

d) Basis of translation of financial statements of foreign subsidiaries:

The financial statements of the subsidiaries located in Brazil, Chile, Argentina, Colombia, Peru and the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, “Transactions in foreign currency and translation of financial statements of foreign operations,” issued by the MIPA, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted by management in Mexico to conform to Mexican GAAP, which includes, among other, the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, using restatement factors of each country.

All balance sheet amounts, except for stockholders’ equity, were translated at the prevailing exchange rate at the date of the latest balance sheet presented; stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts were translated at the prevailing exchange rate at the end of the reporting period. The translation effect (comprised of inflation and changes in exchange rates) is not material and is presented as part of the result from holding nonmonetary assets.

e) Goodwill:

Goodwill represents the excess of cost over the fair value of the net assets of subsidiaries and affiliates acquired and is amortized using the straight-line method over a range of five to twenty years.

f) New accounting pronouncements:

In February 2004, the MIPA issued Bulletin C-2 amended, “Financial Instruments”, the observance of which is compulsory for fiscal years beginning on or after January 1, 2005. Bulletin C-2 amended requires, among others, that unrealized gains for available-for-sale securities be excluded from earnings and reported as a net amount in a separate component of stockholder’s equity. Once the gain is realized it is recognized in the statement of operations. The Company early adopted the requirements of Bulletin C-2 as amended in 2004 (see Note 2).

g) Convenience translation:

United States dollar amounts as of September 30, 2004, shown in the unaudited condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos with purchasing power as of September 30, 2004, as a matter of mathematical computation only, at an exchange rate of P. 11.4106 to U.S.$ 1.00, the September 30, 2004, exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar at this or any other rate.

h) Reclassifications:

Certain amounts shown in the 2003 financial statements as originally issued have been reclassified for uniformity of presentation with 2004.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

2. Marketable and Available for Sale Securities

Marketable securities

In April 21, 2004, the Company exchanged U.S.$ 597.9 million (market value) bonds of MCI, Inc. “MCI” (face value of U.S.$ 1,759 million) for 25.6 million of common shares of such company, which provides telecommunications services in the United States of America which had sought U.S. Chapter 11 bankruptcy protection. TELMEX classified the MCI shares received as available for sale securities.

A summary of marketable securities as of September 30, 2004, and December 31, 2003, is as follows:

	September 30, 2004				December 31, 2003
	Cost		Fair Value		Cost		Fair Value
Equity securities	P.	2,032,439	P.	712,337	P.	2,032,378	P.	718,913
Corporate bonds		59,210		92,729		4,888,447		6,883,144

	P.	2,091,649	P.	805,066	P.	6,920,825	P.	7,602,057

At September 30, 2004, and December 31, 2003, net unrealized (losses) gains on marketable securities were (P. 1,286,583) and P. 681,232, respectively. Net realized gain on the exchange of MCI bonds in 2004 was P. 1,980,616, which corresponds to the difference between the original cost and the fair value at the moment of the exchange.

Available for sale securities

At September 30, 2004, the Company held 25.6 million of MCI shares. A summary of available for sale securities is as follows:

	September 30, 2004				January 19, 2005
	Cost		Fair Value		Fair Value
MCI shares	P.	6,942,634	P.	4,896,698	P.	5,411,163

Net unrealized loss on available for sale securities in 2004 was P. 2,045,936, which was recognized in stockholders’ equity.

3. Accounts Receivable

Accounts receivable consist of the following:

	September 30, 2004		December 31, 2003
Customers	P.	37,345,202	P.	19,634,371
Net settlement receivables		2,625,523		725,126
Related parties		401,315		425,884
Other		3,868,392		1,676,351

		44,240,432		22,461,732

Less:
Allowance for doubtful accounts		11,353,620		2,266,294

Total	P.	32,886,812	P.	20,195,438

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

4. Plant, Property and Equipment

a) Plant, property and equipment consist of the following:

	September 30, 2004		December 31, 2003
Telephone plant and equipment	P.	312,948,463	P.	248,663,846
Land and buildings		39,366,670		29,871,762
Computer equipment and other assets		51,710,134		31,556,300

		404,025,267		310,091,908

Less:
Accumulated depreciation		262,302,797		185,847,331

Net		141,722,470		124,244,577
Construction in progress and advances to equipment suppliers		5,195,290		872,869

Total	P.	146,917,760	P.	125,117,446

b) Depreciation charged to operating costs and expenses in the nine-month periods ended September 30, 2004, and 2003, was P. 16,398,071 and P. 15,572,929, respectively.

5. Investments

As explained in subsequent paragraphs, during 2004 TELMEX made several acquisitions. The results of operations of the acquired entities were incorporated into the Company’s financial statements in the month following the acquisition date.

a) AT&T assets (Argentina, Brazil, Chile, Colombia and Peru)

In February 2004, TELMEX acquired most of the assets of AT&T Latin America Corp. (AT&T Latin America), a company engaged in providing telecommunications services to companies in Argentina, Brazil, Chile, Colombia and Peru. The purchase price was U.S.$ 196.3 million.

b) Techtel (Argentina)

In April 2004, TELMEX acquired an 80% equity interest in Techtel LMDS Comunicaciones Interactivas, S.A. and Telstar (Techtel), which provides telecommunication services in Argentina and Uruguay. A 60% equity interest was acquired from América Móvil, S.A. de C.V. (América Móvil) for U.S.$ 75 million, and the remaining 20% equity interest was acquired from Intelec, S.A. for U.S.$ 25 million. Since TELMEX and América Móvil are entities under common control, the excess of the cost over the book value was charged to retained earnings.

c) Chilesat (Chile)

In April 2004, TELMEX acquired in a private transaction a 40% interest in Chilesat Corp. S.A. (Chilesat) for U.S.$ 47 million. Chilesat provides telecommunications services primarily in Chile. Pursuant to a cash tender offer required by Chilean law, in June 2004 we purchased for U.S.$ 67 million an additional 59.3% interest, increasing our ownership of Chilesat to 99.3%.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

d) Metrored (Argentina)

In June 2004, TELMEX acquired most of the assets of Metrored, a company engaged in providing telecommunications services in Argentina. The purchase price was U.S.$ 12 million.

e) Embratel (Brazil)

In July 2004, through an agreement between MCI and TELMEX, the Company acquired in U.S.$ 400 million the entire direct and indirect participation held by MCI in the capital stock of Startel Participações Ltda. and New Startel Participações Ltda, the controlling shareholders of Embratel Participações S.A. (Embrapar), representing 51.8% of the voting shares and 19.3% of total outstanding shares of Embrapar. In December 2004, TELMEX, through a public offer of U.S.$ 271.6 million, acquired an additional 14.3% interest in Embrapar, increasing our ownership to 90.3% of the voting shares and to 33.6% of the outstanding shares.

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel, which primarily provides international and domestic long distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The right to renew this license for an additional 20-year term is subject to additional applicable costs under to Anatel’s regulations.

f) Goodwill

The goodwill generated by the above-described acquisitions at September 30, 2004, was approximately P. 3.9 billion, which is subject to modifications once the Company finishes the analysis of the fair value of assets and liabilities acquired.

Pro forma Financial Data

The following pro forma unaudited combined financial data for the nine-month periods ended September 30, 2004 and 2003, is based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and (ii) certain accounting adjustments related to the amortization of goodwill and licenses and adjustments to depreciation of the net fixed assets of the acquired companies.

The pro forma adjustments assume that acquisitions were made at the beginning of each year and the immediately preceding year and are based upon available information and other assumptions that management believes are reasonable.

The pro forma financial information data does not purport to represent what the effect on the Company’s operations would have been had the transactions in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

	Pro forma unaudited combined Nine-month periods ended September 30,
	2004	2003
Operating revenues	P.114,415,667	P.112,958,280
Net income	15,746,645	17,563,036
Earnings per share (in Mexican Pesos):
Basic	1.314	1.401
Diluted	1.313	1.365

Net

TELMEX has agreed with Globo Comunicações e Participações S.A., Distel Holding S.A. and Roma Participações Ltda. (together, “Globo”) to acquire an equity interest in Net Serviços de Comunicações S.A., or Net, which is the largest cable television operator in Brazil. We cannot yet be certain whether or when any transactions involving Net will be completed. According to its public disclosures, Net is currently engaged in restructuring its debt, on which it ceased making payments in December 2002.

TELMEX and Globo have agreed that, subject to the closing of Net’s debt restructuring on specified terms and the satisfaction of other conditions, TELMEX will (a) purchase 49% of the voting interests and all the non-voting interests in GB Empreendimentos e Participações S.A. (“GB”), a special-purpose company that will own 51% of the common shares of Net and (b) purchase additional common or non-voting preferred shares of Net from Globo. These transactions are currently expected to close in late February 2005. The total cost of these transactions will be between U.S.$ 250 million and U.S.$ 370 million. Our total direct and indirect equity interest will be between 30% and 60%.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

6. Long-term Debt

Long-term debt consists of the following:

	Weighted average interest rates at		Maturities from 2004 Through	Balance at
	Sep. 30 2004	Dec. 31 2003		September 30, 2004		December 31, 2003
Debt denominated in U.S. Dollars:
Convertible senior debentures (1)		4.2%	2004			P.	9,392,416
Senior notes (2) (3)	6.7%	6.7%	2008	P.	28,526,500		29,031,015
Banks	2.9%	2.2%	2014		35,133,559		20,309,821
Suppliers’ credits	2.9%	2.1%	2022		401,565		654,647
Financial leases	3.1%	2.2%	2006		1,308,884		2,124,501
Mexican Government	3.0%	2.0%	2006		65,575		106,526

Total					65,436,083		61,618,926
Embratel loans	7.5%		2013		8,752,455

Total					74,188,538		61,618,926

Debt denominated in Mexican Pesos:
Domestic senior notes (“Certificados Bursátiles”)	9.5%	8.3%	2012		7,450,000		7,699,575
Banks	6.6%	6.3%	2007		1,300,000		1,343,550
Financial leases		6.5%	2004		—		599

Total					8,750,000		9,043,724

Debt denominated in Brazilian Reais:
Banks	20.0%		2008		4,017,033		—
Financial leases	18.2%		2007		13,851		—

Total					4,030,884		—

Debt denominated in other currencies:
Banks	5.5%		2017		987,238		—
Financial leases	8.6%		2027		195,632		—
Suppliers’ credits	2.0%		2022		287,843		316,230

Total					1,470,713		316,230

Total debt					88,440,135		70,978,880
Less short-term debt and current portion of long-term debt:
Excluding Embratel					5,916,831		20,940,777
Embratel					5,350,336		—

Total short-term debt and current portion of long-term debt					11,267,167		20,940,777

Long-term debt				P.	77,172,968	P.	50,038,103

The above-mentioned rates are subject to variances in international and local rates and do not include the effect of the Company’s agreement with certain lenders to gross-up Mexican taxes withheld. The Company’s weighted average cost of borrowed funds at September 30, 2004 (including interest, fees and gross-up for Mexican taxes withheld), was approximately 6.1% without including Embratel (6.2% at December 31, 2003) and 7.0% including Embratel.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

The balance at September 30, 2004, includes the debt of the subsidiaries in Latin America.

(1) On June 11, 1999, the Company issued U.S.$ 1,000 million of convertible senior debentures. The debentures were convertible to common stock at the option of the holders, at any time prior to their maturity into American Depositary Shares (ADSs), each representing 20 TELMEX “L” shares. The conversion price was U.S.$ 29.5762 per ADS, equal to a conversion ratio of 33.8110 “L” share ADSs per U.S.$ 1,000 principal amount of the convertible debentures, subject to adjustment under certain circumstances.

The convertible debentures matured on June 15, 2004. During 2003 and 2004, TELMEX made several purchases of the convertible debentures in the market for the amount of U.S.$ 424.7 million and some holders elected to convert their convertible debentures into ADRs in the amount of U.S.$ 5 million. The company charged U.S.$ 46.8 million to the comprehensive financing cost of the nine-month period ended September 30, 2004 (U.S.$ 20.5 million in 2003), corresponding to the difference between the purchase price and nominal value of the debentures. On the maturity date the remaining balance was U.S.$ 570.3 million that was completely amortized in the following manner: U.S.$ 569.8 million exercised their right of conversion for 385.3 million shares at a conversion rate of 33.8110 ADRs (each ADR is equivalent to 20 series “L” shares) per U.S.$ 1,000 principal amount of debentures, and U.S.$ 0.5 million were amortized in cash.

(2) On January 26, 2001, TELMEX issued senior notes for U.S.$ 1,000 million, maturing in 2006 and bearing 8.25% annual interest payable semiannually. Additionally, on May 8, 2001, TELMEX issued supplemental senior notes for U.S.$ 500 million with similar characteristics. In the nine-month period ended September 30, 2004, the accrued interest on the bonds was P. 1,120,440 (P. 1,127,415 in 2003).

(3) On November 19, 2003, TELMEX issued senior notes for U.S.$ 1,000 million maturing in 2008 and bearing 4.50% annual interest payable semiannually. At September 30, 2004, the accrued interest on the bonds was P. 400,888 (P. 86,373 in 2003).

An analysis of the foreign currency denominated debt at September 30, 2004, is as follows:

	Foreign currency (in thousands)	Exchange rate at September 30, 2004 (in units)		Mexican peso Equivalent
U.S. Dollars	6,501,721	P.	11.41	P.	74,188,538
Brazilian Reais	1,009,825		3.99		4,030,884
Other currencies					1,470,713

Total				P.	79,690,135

At September 30, 2004, the Company has long-term lines of credit with certain foreign finance institutions. The unused portion of committed lines of credit at September 30, 2004, totaled approximately P. 3,842,408, at a floating interest rate of approximately Libor plus 65 basis points at the time of use.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

Long-term debt maturities at September 30, 2004, are as follows:

Year	Amount (excluding Embratel)		Embratel		Total
2005	P.	1,768,371	P.	996,698	P.	2,765,069
2006		20,507,694		2,198,585		22,706,279
2007		25,776,079		969,459		26,745,538
2008		14,674,066		3,580,542		18,254,608
2009 and beyond		6,129,931		571,543		6,701,474

Total	P.	68,856,141	P.	8,316,827	P.	77,172,968

On July 15, 2004, TELMEX executed a syndicated loan agreement in the aggregate amount of U.S.$ 2,425 million, which was divided in two tranches, the first one for the amount of U.S.$ 1,525 million, with maturity in three years at an interest rate of Libor plus 0.45%. The second tranche for the amount of U.S.$ 900 million, with the maturity in five years at an interest rate of Libor plus 0.525%. From the total amount of the syndicated loan, U.S.$ 1,900 was disbursed on July 15, 2004, and the remaining portion of U.S.$ 525 million was obtained on October 2004. The balance at September 30, 2004, is included in debt with Banks (debt denominated in U.S. Dollars).

During 2003, TELMEX made four placements of domestic senior notes (“Certificados Bursátiles”) for a total of P. 3,200 million (historical) (P. 4,250 million in 2001, historical) under the P. 10,000 million (historical) program authorized by the National Banking and Securities Commission. The unissued balance under this program at September 30, 2004, was P. 2,550 million.

Some of the above-mentioned loans are subject to certain restrictive covenants with respect to maintaining certain financial ratios and selling off a substantial portion of group assets, among others. At September 30, 2004, the Company has met all of these requirements.

From January 1st to September 30, 2004, the Company prepaid part of its outstanding debt with several financial institutions, excluding the purchases of the convertible debentures, for U.S.$ 662 million, approximately, without paying any penalty.

Hedges

As part of its currency hedging strategy, the Company (excluding Embratel) uses derivatives to minimize the impact of exchange rate fluctuations on U.S. dollar denominated transactions. During 2003, the Company entered into short-term exchange hedges, which, at September 30, 2004, cover liabilities of U.S.$ 1,125 million (U.S.$ 585 million at December 31, 2003). In the nine-month period ended September 30, 2004, the Company recognized a credit to results of operations under these hedges of P. 66,980 (credit of P. 577,610 in 2003) corresponding to the fluctuation of the exchange rate.

Also, our subsidiary Embratel used swap and forward derivative operations with banks to protect against the variation of foreign currency loan principal and interest against the Real, which affect the amounts in Brazilian Reais necessary to pay the foreign-exchange-denominated obligations, at September 30, 2004, cover liabilities of U.S.$ 343,107. In the nine-month period ended September 30, 2004, Embratel recognized a charge to results of operations under these hedges of R$68,126, corresponding to the fluctuation of the exchange rate.

To hedge its exposure to financial risks, the Company entered into interest-rate swaps for the exchange of cash flows for the amount determined by applying agreed interest rates to the base amount. Under these contracts, the Company agreed to receive the “TIIE” interbank rate and 182 days CETES rate and to pay a fixed rate. The related market interest rates of these swaps are recognized in income.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

At September 30, 2004, the Company had peso-denominated interest-rate swaps for a total base amount of P. 12,390 million. Also the Company had U.S. dollar-denominated interest-rate swaps for a total base amount of U.S.$ 1,050 million paying a fixed rate and receiving 6 month Libor and U.S.$ 1,050 million paying 6 month Libor and receiving a fixed rate. At December 31, 2003, the Company had U.S.$ 1,200 million of U.S.- denominated interest-rate swaps. In the nine-month period ended September 30, 2004, the Company recognized a net expense under these contracts of P. 408,724 included in comprehensive financing cost (P. 307,438 in 2003). Additionally, in 2003 the Company replaced peso-denominated interest-rate swaps and recognized an expense of P. 994,546.

7. Accounts Payable

Accounts payable consist of the following:

	September 30, 2004		December 31, 2003
Suppliers	P.	10,699,512	P.	6,486,836
Sundry creditors		5,039,351		1,321,570
Net settlement payables		711,010		10,969
Related parties		1,727,695		1,709,534
Other		839,973		207,594

Total	P.	19,017,541	P.	9,736,503

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

8. Foreign Currency Position

At September 30, 2004, and December 31, 2003, TELMEX had the following foreign currency denominated assets and liabilities:

	Foreign currency in million
Currency	Total (Millions)	Exchange rate at September 30, 2004		Total (Millions)	Exchange rate at December 31, 2003
Assets:
U.S. Dollar	1,296	P.	11.41	1,219	P.	11.24
Argentinean Peso	91		3.81
Brazilian Real	6,895		3.99
Chilean Peso	35,589		0.018
Colombian Peso	16,410		0.004
Peruvian Sol	60		3.41

Liabilities:
U.S. Dollar	6,586	P.	11.41	5,434	P.	11.24
Argentinean Peso	49		3.81
Brazilian Real	5,140		3.99
Chilean Peso	44,642		0.018
Colombian Peso	16,713		0.004
Peruvian Sol	0		3.41
Euros	77		14.17	23		14.16
Japanese Yen	891		0.104

9. Commitments and Contingencies

Teléfonos de México, S.A. de C.V. and its Mexican subsidiaries

In August 2000, the United States initiated a World Trade Organization (WTO) dispute settlement against Mexico regarding alleged illegal barriers to competition in the Mexican telecommunications market. In April 2004, the WTO panel announced its decision, which was in substantial part adverse to Mexico. In June 2004, the United States and Mexico announced hat they had mutually agreed to resolve the dispute. Under their agreement, Mexico eliminated its uniform settlement rate system, its proportional return system and its requirement that the Mexican carrier with the greatest share of outgoing traffic to a particular country negotiate the settlement rate on behalf of all Mexican carriers for that country. Mexico also agreed to introduce new regulations authorizing the resale of international long distance, public, switched telecommunications services. In addition, the United States recognized that Mexico will continue to restrict international simple resale, or the use of leased lines to carry cross-border calls. We expect that the required changes in regulation will likely affect our business and competition in the future, although we cannot predict the impact on the results of our operations and revenues.

In April 2004, a Mexican federal court upheld our constitutional challenge of the Mexican Competition Commission’s second dominant carrier resolution and declared the resolution invalid. We cannot predict whether the Mexican Competition Commission or Cofetel will issue new resolutions or regulations that are substantially similar to the prior dominant carrier provisions. We believe that if dominant carrier regulations are eventually implemented, the new rules and the related regulatory procedures will reduce our flexibility to adopt competitive tariff policies.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

Embratel

As part of the Company’s process of determining the fair value of the businesses acquired, it is currently assessing the amounts of the present contingencies of Embratel, therefore it has decided not to disclose these contingencies until it has finished evaluating the nature of such contingencies.

As of September 30, 2004, the contingencies recorded by Embratel are as follows:

	Probable
Type	September 30, 2004
Labor	P.	197,440
Tax		43,346
Civil		488,773

Total	P.	729,559

Other provisions

As part of the Company’s process of determining the fair value of assets and liabilities of the acquisitions described in Note 5, it has recognized an accrual for possible contingencies and other provisions. These provisions did not have an effect in results of operations of 2004 but rather affected the computation of goodwill.

10. Related Parties

In the nine-month periods ended September 30, 2004 and 2003, the Company had the following significant transactions with related parties:

	2004		2003
Purchase of materials, inventories and fixed assets	P.	3,755,022	P.	2,281,122
Acquisition of 60% of Techtel		864,519
Payment of insurance premiums, fees for administrative and operating services, security trading and others		2,298,077		2,518,999
Payment of CPP interconnection fees		7,201,433		7,007,588
Sale of materials and other services		747,959		498,585
Sale of long distance and other telecommunications services		2,822,903		2,756,420

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

11. Stockholders’ Equity

a) At September 30, 2004, capital stock is represented by 11,931 million shares issued and outstanding with no par value, representing the Company’s fixed capital (12,109 million at December 31, 2003).

b) During the nine-month period ended September 30, 2004, the Company acquired 567.8 million Series “L” shares for P. 10,901,954 and 1.4 million Series “A” shares for P. 25,759. During the nine-month period ended September 30, 2003, the Company acquired 487.8 million Series “L” shares for P. 8,396,619 and 3.1 million Series “A” shares for P. 53,730.

c) Earnings per share are obtained by dividing net income for the period by the average weighted number of shares issued and outstanding during the period. To determine the average weighted number of shares issued and outstanding in the nine-month periods ended September 2004 and 2003, the shares held by the Company have been excluded from the computation.

The diluted earnings per share in the nine-month periods ended September 30, 2004 and 2003, were determined considering the effect of the shares that may be delivered (potentially dilutive shares) as a result of the convertible senior debentures described in Note 6 and of the stock options. The computation was made by deducting from net income for the period, the comprehensive financing cost, net of income tax and employee profit sharing, derived from the convertible debentures. The adjusted income was divided by the average weighted number of shares issued and outstanding, taking into account the number of potentially dilutive shares.

An analysis is as follows:

	Nine-month periods ended September 30,
	2004		2003
Earnings per basic share:
Net income	P.	16,771,348	P.	17,430,955

Weighted average number of shares issued and outstanding (millions)		11,980		12,538

Earnings per basic share (in pesos)	P.	1.400	P.	1.390

Earnings per diluted share:
Net income	P.	16,771,348	P.	17,430,955
Comprehensive financing cost (net of income tax and employee profit sharing)		414,090		444,511

Adjusted income	P.	17,185,438	P.	17,875,466

Weighted average number of shares issued and outstanding (millions)		11,980		12,538
Add:
Potentially dilutive shares		327		652

Weighted average number of diluted shares issued and outstanding (millions)		12,307		13,190

Earnings per diluted share (in pesos)	P.	1.396	P.	1.355

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

d) At September 30, 2004, accumulated other comprehensive income items include the effect of available for sale securities of P. 2,045,936 and the deficit from restatement of stockholders’ equity, net of deferred taxes, of P. 62,501,797 (deficit from restatement of stockholders’ equity, net of deferred taxes, of P. 62,974,748 at December 31, 2003).

An analysis of comprehensive income (net of deferred taxes) for the nine-month periods ended September 30, 2004 and 2003, is as follows:

	2004		2003
Net income of the period	P	.16,794,628	P	.17,430,955
Other comprehensive income items:
Surplus from holding nonmonetary assets, net of deferred taxes		472,951		2,781,792
Effect of available for sale securities		(2,045,936)
Minimum pension and seniority premium liability adjustment				(385,362)

Other comprehensive income		(1,572,985)		2,396,430

Comprehensive income	P	.15,221,643	P	.19,827,385

12. Income Tax

An analysis of income tax provisions for the nine-month periods ended September 30, 2004 and 2003, is as follows:

	2004		2003
Current period	P.	10,706,098	P.	7,970,897
Deferred tax, net of related monetary gain of P.739,665 (P. 485,795 in 2003)		(481,066)		(361,420)

Total	P.	10,225,032	P.	7,609,477

The temporary differences on which the Company recognized deferred taxes consist of the following:

	September 30, 2004		December 31, 2003
Deferred tax asset:
Allowance for doubtful accounts and slow-moving inventories	P.	644,795	P.	771,370
Tax loss carry forwards		98,649		5,811
Deferred income		663,018		340,069
Liability reserves		476,677		673,285

		1,883,139		1,790,535

Deferred tax liability:
Fixed assets		(14,086,187)		(15,001,765)
Inventories		(397,410)		(386,618)
Licenses		(151,139)		(153,667)
Pensions and seniority premiums		(7,919,682)		(7,387,896)

		(22,554,418)		(22,929,946)

Net deferred tax (liability)	P.	(20,671,279)	P.	(21,139,411)

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

On December 1, 2004, a gradual annual reduction in the Mexican corporate income tax rate was approved starting in 2005 until the rate reaches 28% in 2007. The effect that this tax-rate change on deferred taxes had the change occurred as of September 30, 2004, would have been a credit of P. 2.5 billion, approximately, to results of operations in the nine-month period ended September 30, 2004 (8.9 % of pretax income).

The temporary differences on which Embratel recognized deferred taxes consist of the following:

	September 30, 2004
Provision for write-off of property, plant and equipment/accelerated depreciation	P.	86,160
Tax loss carry-forwards		1,063,282
Negative basis of social contribution		337,564
Allowance for doubtful accounts		2,586,529
Goodwill on acquisition of investment		44,874
Cofins/PIS – temporarily non-deductible		121,355
Other deferred taxes (provisions)		250,462

Deferred tax asset	P.	4,490,226

13. Segments

TELMEX operates primarily in two segments: local and long distance telephone services. Local telephone service corresponds to fixed local wired service. The long distance service includes both domestic and international services, exclusive of the long distance calls originated in public and rural telephones and data transmission services, which are included in the column of other segments. Additional information related to the Company’s operations is provided in Note 1 of the audited financial statements. The following summary shows the most important segment information, which has been prepared on a consistent basis with the audited financial statements included in the Company’s annual report on Form 20-F.

TELÉFONOS DE MÉXICO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands of Constant Pesos as of September 30, 2004)

	(Amounts in millions of Constant Mexican pesos as of September 30, 2004)
	Local service		Long distance		Other segments		Adjustments		Consolidated total
At September 30, 2004
Revenues:
External revenues	P.	58,096	P.	17,699	P.	20,492			P.	96,287
Intersegment revenues		8,707				888	P.	(9,595)
Depreciation and amortization		10,297		2,142		4,181				16,620
Operating income		20,482		4,277		5,997				30,756
Segment assets		233,467		47,937		129,957				411,361

At September 30, 2003
Revenues:
External revenues	P.	58,135	P.	19,025	P.	12,413			P.	89,573
Intersegment revenues		8,090				883	P.	(8,973)
Depreciation and amortization		10,605		2,230		2,890				15,725
Operating income		20,397		5,331		4,361				30,089
Segment assets		223,006		48,410		37,359				308,775

Additionally, the column of other segments includes the segment information of South America, the yellow and white pages directories and other services. Intersegmental transactions are reported at fair value. Comprehensive financing cost and provisions for income tax and employee profit sharing are not assigned to the segments; they are handled at the corporate level.

Segment assets include plant, property and equipment (on a gross basis), construction in progress, advances to suppliers of equipment and inventories for operation of the telephone plant.

The following summary shows the most important geographical information:

	Mexico		South America		Adjustments		Consolidated total
At September 30, 2004
Revenues:
External revenues	P.	89,916	P.	6,388	P.	(17)	P.	96,287
Depreciation and amortization		15,381		1,239				16,620
Operating income		30,873		(117)				30,756
Segment assets		323,575		87,795		(9)		411,361

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELÉFONOS DE MÉXICO, S.A. DE C.V.

Date: January 26, 2005	By:	/s/ Adolfo Cerezo Pérez
	Name:	Adolfo Cerezo Pérez
	Title:	Chief Financial Officer